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(MBT LOGO)                                             102 E. FRONT STREET
MONROE BANK & TRUST (R)                                MONROE, MICHIGAN 48161
                                                       TELEPHONE: (734) 241-3431

January 8, 2009

Hugh West
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  MBT Financial Corp.
     Form 10-K for the Fiscal Year Ended December 31, 2007
     Forms 10-Q for Fiscal Quarter Ended March 31, 2008
     June 30, 2008 and September 30, 2008
     SEC File No. 0-30973

Dear Mr. West:

We are filing this letter in response to a question from the Staff of the Securities Exchange Commission. In our letter dated December 5, 2008 we responded to your November 24, 2008 comment letter regarding our annual report on Form 10-K for the fiscal year ended December 31, 2007 and the quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008, and September 30, 2008.

We have been asked by the Staff to clarify our response to your item #4. In our original response, we provided additional details about the "Other Securities" disclosed in our September 30, 2008 Form 10-Q. In future filings, our disclosure will include the information required by paragraph 17b of FSP 115-1/124-1, including the segregation of investments that have been in a continuous unrealized loss position for less than twelve months and those that have been in a continuous unrealized loss position for more than twelve months.

Please contact me at (734) 242-1879 if you have any questions or if you would like further information about this response.

Sincerely,


/s/ John L. Skibski
John L. Skibski
Executive Vice President &
Chief Financial Officer